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                                                                    Exhibit 99.4

Contacts:
Lawrence H.N. Kinet                                       Dennis N. Cavender
Chairman and CEO                                          Vice President and CFO
Aksys, Ltd.                                               Aksys, Ltd.
(847) 229-2222                                            (847) 229-2222


For Immediate Release
---------------------

         AKSYS, LTD. NAMES CARL KJELLSTRAND MD, Ph.D. VICE PRESIDENT,
                                MEDICAL AFFAIRS

Lincolnshire, IL, April 25, 1997 -- Aksys, Ltd. (Nasdaq/NNM: AKSY) today announced the appointment of Carl Kjellstrand, M.D., Ph.D. to the new position of Vice President, Medical Affairs. Dr. Kjellstrand joins Aksys with 40 years of experience in kidney dialysis, most recently with the University of Alberta.

"Dr. Kjellstrand, a world renowned patient advocate, will be a tremendous asset to the Company," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, Ltd. "Dr. Kjellstrand's wealth of experience in dialysis should enable us to work with our partners, clinics and prospective customers to develop programs worldwide to improve clinical outcomes, quality of life and efficiencies expected from the use of the Aksys PHD/TM/ System."

Dr. Kjellstrand's experience includes working in dialysis at the University of Lund, the Karolinska Hospital in Sweden, and with the Universities of Cairo, Minnesota and Alberta. He has documented his research in dialysis and renal diseases in over 450 articles. He has won several teaching awards and been invited to over 100 prestigious institutions on six continents. He has been cited in the book "The Best Physicians in the USA" since 1980 and is a member of 29 scientific societies and 27 editorial boards. Dr. Kjellstrand has been the president of the American Society for Artificial Internal Organs, the Canadian Society of Nephrology, the Canadian Organ Replacement Registry and vice president of the International Society of Artificial Organs. He has served on the National Institutes of Health Review Committee for Chronic Uremia and Renal Grants, and the Veterans Administration's Medical Review Board of Nephrology. He has been a consultant and member of the Medical Devices Section of the FDA. Dr. Kjellstrand received his Ph.D. from the Karolinska Institute in 1988. He received his M.D. from the University of Lund in Lund, Sweden in 1962.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the PHD/TM/ System which is designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care.

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